Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		December 31,
($ in millions)	2005	2004	2004	2003	2002	2001	2000
Earnings
Consolidated net income	$2,219	$2,230	$2,913	$2,793	$1,870	$1,786	$1,602
Provision for income taxes	1,147	1,259	1,434	1,591	1,071	1,047	954
Minority interest in consolidated subsidiaries and (income) loss from equity investees	5	4	9	58	60	67	24

Consolidated income before income taxes, minority interest and (income) loss from equity investees	3,371	3,493	4,356	4,442	3,001	2,900	2,580
Fixed charges	9,313	6,927	9,722	7,786	7,059	7,839	8,528

Earnings available for fixed charges	12,684	10,420	14,078	12,228	10,060	10,739	11,108
Fixed charges
Interest, discount, and issuance expense on debt	9,239	6,862	9,639	7,706	6,970	7,748	8,423
Portion of rentals representative of the interest factor	74	65	83	80	89	91	105

Total fixed charges	$9,313	$6,927	$9,722	$7,786	$7,059	$7,839	$8,528
Ratio of earnings to fixed charges	1.36	1.50	1.45	1.57	1.43	1.37	1.30